UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

KAMAN CORPORATION
(Exact name of registrant as specified in its charter)

Commission File No.  001-35419

Connecticut	06-0613548
(State or other jurisdiction	(I.R.S. Employer
of incorporation or organization)	Identification No.)

1332 Blue Hills Avenue
Bloomfield, Connecticut 06002
(Address of principal executive offices)

Robert D. Starr
Executive Vice President and Chief Financial Officer
860-243-7838
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☑ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2016.

Kaman Corporation is submitting this Specialized Disclosure Report on Form SD for the calendar year ended December 31, 2016 as required by Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”). Terms used and not defined in this report have the meanings ascribed thereto in Form SD as adopted by the Securities and Exchange Commission (“SEC”) pursuant to the Rule.

As used herein, the terms “we,” “us,” “our,” “the Company,” or “Kaman,” unless the context otherwise requires, mean Kaman Corporation and its subsidiaries. References to internet websites in this Form SD are provided only as required by the Rule or for convenience; information available through these websites is not incorporated by reference into this Form SD.

SECTION 1 - CONFLICT MINERALS DISCLOSURE

Item 1.01 Conflict Minerals Disclosure and Report

Description of Conflict Minerals Disclosure

This section of our report is intended to provide the reader with an overview of the Rule and its disclosure requirements solely for informational purposes and is not intended to provide a comprehensive discussion of the Rule’s requirements. The reader should refer directly to the Rule for any questions and additional information regarding its legal requirements.

The Rule was adopted by the SEC to implement reporting and disclosure requirements related to conflict minerals as directed by Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“Section 1502”). The Rule imposes reporting and disclosure obligations on SEC registrants in the event that Conflict Minerals were necessary to the functionality or production of products manufactured or contracted to be manufactured during the year for which the report is filed. The Rule requires registrants to post their Form SD and Conflict Minerals Report (“CMR”), as applicable, on their website.

Conflict Minerals are defined as columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are limited to tin, tantalum, tungsten, and gold (collectively “3TG”). The Rule excludes Conflict Minerals that, prior to January 31, 2013, were located outside the supply chain (i.e., if, before January 31, 2013, the minerals were either (i) fully smelted or refined, as applicable, or (ii) located outside the Covered Countries, as such term is defined below). The Rule applies to registrants regardless of the geographic origin of the Conflict Minerals and without regard to whether purchase of the Conflict Minerals funded armed conflict.

Form SD

If a registrant determines that Conflict Minerals contained in the products it manufactures or contracts to manufacture during the calendar year for which the report is filed were necessary to the functionality or production of such products (“Necessary Conflict Minerals”), the registrant must conduct a “reasonable country of origin inquiry” (the “Reasonable Country of Origin Inquiry” or “RCOI”) that is reasonably designed to determine whether any of those Necessary Conflict Minerals originated in the Democratic Republic of the Congo or an adjoining country (the “Covered Countries”), or came from recycled or scrap sources, and file a Specialized Disclosure Report on Form SD describing the RCOI completed and the results of that RCOI.

If, based on its RCOI findings, a registrant knows or has reason to believe that any of its Necessary Conflict Minerals may have originated in any of the Covered Countries and that they may not be from recycled or scrap sources, then the registrant must exercise due diligence on the source and chain of custody of the Necessary Conflict Minerals. If, as a result of the due diligence undertaken, the registrant determines that its Necessary Conflict Minerals did not originate in the Covered Countries or did come from recycled or scrap sources, a CMR is not required, but the registrant must disclose its determination and briefly describe, in the body of its Form SD under a separate heading entitled “Conflict Minerals Disclosure,” the RCOI, the results of the inquiry, and the due diligence efforts that it undertook in making its determination. Otherwise, the registrant must file a CMR as an exhibit to its Form SD.

Conflict Minerals Report

Registrants filing a CMR may, but are not required to, describe their products as “DRC conflict free,” or “not found to be DRC conflict free,” as those terms are defined in the Form SD adopted by the SEC. If a registrant voluntarily elects to describe any of its products as “DRC conflict free” in its CMR, it would be permitted to do so, provided it has obtained an independent private sector audit (“IPSA”) as required by the Rule. Pending further guidance from the SEC, an IPSA is not required unless a registrant voluntarily elects to describe a product as “DRC conflict free” in its CMR. Based on the outcome of the due diligence undertaken, the CMR may include one or more of the following:

•	A description of the measures a registrant has taken to exercise due diligence regarding the source and chain of custody of its Necessary Conflict Minerals;

•	The efforts to determine the mine or location of origin of its Necessary Conflict Minerals with the greatest possible specificity;

•	The facilities used to process Necessary Conflict Minerals in its products, if known;

•	The country of origin of Necessary Conflict Minerals in its products, if known; and

•
A description of the steps the registrant has taken or will take, if any, since the end of the period covered in the most recent prior CMR to mitigate the risk that its Necessary Conflict Minerals benefit armed groups, including any steps to improve due diligence.

Overview

As discussed below, we believe that Conflict Minerals were necessary to the functionality or production of one or more products manufactured or contracted to be manufactured by Kaman during 2016. The results of our investigation regarding the origin of Necessary Conflict Minerals in our supply chain is described in the CMR attached hereto as Exhibit 1.01 and on the Company's website at www.kaman.com.

Supply Chain

Our supply chain is multi-tiered, complex, and globally dispersed. There are multiple tiers between Kaman’s operating units and the mines where Necessary Conflict Minerals originate. We rely on our suppliers that have a direct contractual relationship with Kaman (“Direct Suppliers”) to provide information on the origin of the Conflict Minerals contained in components and materials supplied to us. Our Direct Suppliers, in turn, likely rely upon their suppliers, and their suppliers’ suppliers, for this information.

Conflict Minerals Policy

The Conflict Minerals Policy for Kaman Corporation is available on our website at http://www.kaman.com (select the "Investors" link, then the "Corporate Governance" link and then “Conflict Minerals Policy”).

RCOI Determination and Description

Kaman has concluded in good faith that during the 2016 calendar year it, through its segments, manufactured or contracted to manufacture products that contained Conflict Minerals; Kaman has determined that the use of these Conflict Minerals was necessary to the functionality or production of these products.

We developed a risk-based approach for identifying Direct Suppliers for which we believed there was an increased likelihood that the materials or components supplied contain Necessary Conflict Minerals that were incorporated into our products. The RCOI efforts that we undertook during this reporting period generally focused on suppliers believed to represent a high risk of providing materials or components that may contain Necessary Conflict Minerals and/or believed to represent a significant portion of annual spending for materials or components that may contain Necessary Conflict Minerals.

During 2016 and for the first three months of 2017, we conducted a supply chain survey to investigate whether Necessary Conflict Minerals in our products originated from the Covered Countries. We used a survey template designed by the Conflict-Free Sourcing Initiative ("CFSI"), known as the Conflict Minerals Reporting Template (“CMRT”) and a survey tool based on the CMRT. Among other inquiries, the survey contained questions regarding whether the products the supplier manufactured or contracted to manufacture contained Necessary Conflict Minerals, the supplier’s policy with respect to DRC conflict-free sourcing, the supplier’s due diligence process, and information about the supplier’s supply chain, such as the names of smelters that processed the supplier’s Conflict Minerals, and the names and locations of the mines where its Conflict Minerals were sourced.

We reviewed and evaluated the survey responses received for reliability, based on an established set of criteria and a defined review process. Survey responses that indicated the supplier potentially sourced Necessary Conflict Minerals from the Covered Countries, as well as survey responses that we identified as potentially inconsistent, incomplete, or inaccurate were “red flagged” based on defined criteria. The red flag review included automated logical tests based on the responses to our survey questions. Each supplier survey response that failed one or more red flag review tests was manually reviewed to determine whether additional follow up was necessary to assess risk. When warranted based on established criteria, suppliers were sent notification letters requesting follow-up action. Non-responsive suppliers received follow-up letters reminding them to submit their survey responses within the stated time period. Additionally, a phone campaign was conducted to reach out to non-responsive suppliers.

In total, Kaman sent 701 conflict minerals surveys to Direct Suppliers for the 2016 calendar year reporting process. We relied on these Direct Suppliers to provide us with information about the source of Necessary Conflict Minerals that may be in the materials or components that they supplied during the reporting period. Of the 701 conflict minerals surveys sent, we received 429 responses, representing a response rate of 61%.

Item 1.02 Exhibit

The description of the Conflict Minerals Report set forth under Item 1.01 above is hereby incorporated by reference in its entirety in response to this Item 1.02.

SECTION 2 - EXHIBITS

Item 2.01 Exhibits

Exhibit 1.01        Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned on this 26th day of May, 2017.

KAMAN CORPORATION (Registrant)

/s/ Robert D. Starr
By:	Robert D. Starr
Executive Vice President
and Chief Financial Officer